Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 17, 2010	NYSE: SLW

SILVER WHEATON ACQUIRES RIGHT OF FIRST REFUSAL ON SILVER STREAMS FROM VENTANA’S LA BODEGA PROJECT

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) announces that it has acquired, by way of a private placement financing, 1.8 million units in Ventana Gold Corp. (“Ventana”) (TSX:VEN) at a price of C$11.50 per unit for total consideration of C$20,700,000. The Units are comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Ventana at a price of C$15.00 for a period of one year from the date of closing of the transaction. As part of this transaction, Silver Wheaton has been granted a right of first refusal over any silver streams relating to all of Ventana’s Colombian properties with an area of interest covering a 5 kilometre radius from the property boundaries. Ventana’s flagship asset is the high-grade gold-silver La Bodega project.

“We are pleased to have acquired a right of first refusal on this very promising project,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “Drill results to date suggest that La Bodega has the potential to host a world-class gold deposit, with substantial silver by product credits. As the project advances, we look forward to working with Ventana towards completing a silver streaming agreement.” Silver Wheaton has acquired Ventana shares for investment purposes and may acquire or dispose of its beneficial ownership, control or direction over securities through market transactions, private placements, treasury issuances or otherwise as circumstances or market conditions warrant or arise.

ABOUT LA BODEGA

Ventana’s flagship La Bodega gold-silver project is located in northeastern Columbia immediately adjacent to Greystar Resource Ltd.’s Angostura gold-silver project. Ventana has also signed an agreement to acquire the La Baja project, which is strategically located immediately to the southwest of the La Bodega project, giving Ventana ownership of a large land package within a prolific gold district.

The La Bodega project consists of two newly discovered, large, high-grade zones of gold-silver mineralization known as La Bodega and La Mascota. The project has excellent road access and is close to existing infrastructure including power and water. In addition to undertaking an aggressive drill program, with a focus on expanding the high-grade La Mascota zone, Ventana is progressing engineering studies to develop the deposit.

ABOUT SILVER WHEATON

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com